UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Waterside Capital Corporation
(Name of Issuer)

Common
(Title of Class of Securities)

941872103
(CUSIP Number)

140 West 31st Street, 2nd Floor, New York, New York 10001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	941872103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael L. Field
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 337,610
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 337,610
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.63 (based upon number of outstanding shares in most recent company 10K)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares of Waterside Capital Corporation (“WSCC”). The principal executive offices of WSCC are located at 140 West 31st Street, 2nd Floor, New York, New York 10001.

Item 2.	Identity and Background

(a) Michael L. Field;

(b) 1340 N. Great Neck Road 1272-384 Virginia Beach, VA 23454;

(c) President, HP Events LLC; Director, Mow Trim Blow Incorporated: 1340 N. Great Neck Road 1272-384 Virginia Beach VA 23454;

(d) Has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) Michael L. Field was NOT a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) United States of America

Item 3.	Source and Amount of Funds or Other Considerations

The source of the $25,085.36 was personal funds. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction

Waterside Capital Corporation has repeatedly reported in its SEC filings that the Company plans “to seek, investigate, and consummate a merger or other business combination, purchase of assets or other strategic transaction (i.e., a merger) with a corporation, partnership, limited liability company or other operating business entity, or enter into a new business (collectively, a “Business Target”) desiring the perceived advantages of becoming a publicly reporting and publicly held corporation.”

The reporting individual has made the investments in Waterside Capital Corporation for the purposes of research, investment, due diligence and the purpose of investigating sale of assets, merger, or other business combination with Mow Trim Blow Incorporated and/or its wholly owned subsidiaries.

(a) Waterside Capital Corporation is reported to be a reporting public shell with a total market valuation average of less than $200,000 over the past five years. The reporting person may purchase additional securities of the issuer, or dispose of securities of the issuer depending on the results of further investigation;

In the event of a sale of assets, merger, or other business combination with Mow Trim Blow Incorporated and/or its wholly owned subsidiaries, there would be a change in management and the board of directors, a material change in the present capitalization and potentially changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person. Existing shareholders’ ownership would be diluted with the issuance of some or all of the outstanding authorized common and preferred shares of the issuer.

Item 5.	Interest in Securities of the Issuer

(a)	337,610 representing 17.63 percent of the outstanding common stock of the Company based upon the most recently reported number of shares outstanding in the Company’s most recent filings.

(b)	337,610

(c)	Purchased 259,900 common shares on May 11, 2020 at .06 per share. Purchased 77,710 common shares on May 28, 2020 at .10 per share.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NONE

Item 7.	Material to Be Filed as Exhibits

NONE

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 03, 2020
Dated

MICHAEL FIELD
Signature

Michael L. Field, Individual
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).